Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

May 8, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

MAY 11 2012

Re: **Oriel Capital Partners, LLC**
    Amendment No. 1 to Offering Statement on Form 1-A
    Filed March 1, 2012
    File No. 024-10307

Dear Mr. Kluck:

I am writing in response to your letter dated March 1, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

General

1.   **We note that each note at maturity may be automatically extended for the same term and interest rate as the maturing note, and investors will have the option to redeem the notes instead of having them rollover. Please explain to us how the rollover of the notes at maturity will comply with Section 5 of the Securities Act. We may have further comments.** *The Company has removed the rollover provision of the notes.*

Investment Criteria, page 14 of 20

2.   **We note that the company will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. Please describe in greater detail the type of loans that the company may enter into to finance the properties. Please discuss whether there are any limitations on the number or amount of mortgages which may be placed on any one piece of property.** *The Company does not intend to finance any of the properties it acquires. Properties will be acquired exclusively from the proceeds of the offering.*

Strategy, page 14 of 20

3.   **We note your response to comment 10 of our letter dated January 13, 2012 and your revised disclosure and we reissue in part our prior comment. In the first paragraph under this subsection, you state that the company may partner with third party companies in identifying and acquiring under-valued properties with significant potential for appreciation. Please describe these third party companies.** *A new sentence has been added to the first paragraph of this section describing these third party companies. It reads as follows: "These third*

party companies will generally be companies in the business of real estate investing for themselves who don't have the financial capacity to acquire all the properties it has identified as ideal for acquiring and may be willing to pass this information onto the Company. "

Item 8. Directors, Executive Officers, and Significant Employees, page 17 of 20

4.	We note your response to comment 9 of our letter dated January 13, 2012 and your revised disclosure and we reissue in part our prior comment. When describing the real estate experience of each officer, please also include the title of his position and the name of the company in which he was employed. See Item 8(c) of Model B of Form 1-A. *The statement has been revised accordingly.*

Item 12. Securities Being Offered Principal Amount and Term, page 21 of 20

5.	We note your response to comment 15 of our comment letter dated January 13, 2012 and re-issue the comment, in part. Here or elsewhere in the offering document, please confirm whether the company intends the source of interest payments to be from funds from operations or from offering proceeds. *A new sentence has been added to the end of the last paragraph under subsection titled "General" which reads as follows: "The Company intends to meet its interest payment obligations from revenues derived from operations and not from the proceeds from this offering. However, the Company will set aside 10% of the proceeds from this offering in a sinking fund for the purpose of paying interest only in the case where revenues from operations are inadequate to pay interest. "*

Payment or Rollover at Maturity, page 22 of 20

6.	We note your response to comment 18 of our comment letter dated January 13, 2012. Please revise your risk factor section to include the risks related to a person not being able to elect not to have the note rollover at the time of purchasing the note or advise us why such revision is not necessary. *The rollover provision has been removed.*

7.	We note your disclosure on page 22 that the issuer may extend the term of the maturing note for the same term as the term as the maturing note and at the same interest rate. Please discuss whether the rights under the extended note will be the same as the maturing note. *Automatic rollover has been eliminated and the last sentence of the paragraph clarifies that any Note that is extended will bear the same interest rate and carry the same rights as the maturing Note.*

Financial Statements General

8.	We note your revisions to your financial statements and request that you confirm to us that Oriel Capital Partners, LLC has $15,000 in cash at December 31, 2011 in light of the fact that you previously filed financial statements with us which indicated that as of December 6, 2011 that $10,000 of cash was used from the initial member contributions to pay various expenses. Further, please tell us why you removed your Statement of Income and Statement of Cash Flows. *Since inception, the principals have continually invested more capital into the company. The current balance of $20,175 in cash is the amount invested as of March 31, 201, according to latest Financial Statements which are included. The Statement of Income and Statement of Cash Flows were inadvertently omitted and have been reattached.*

9.	We note your response to prior comment 21 and we reissue our comment. In future filings please include the actual date of inception in your financial statements and footnotes. *Company will take this under advisement.*

10.	We note your response to prior comment 22. Please tell us why you have not provided a Statement of Member's Equity. *The Statement of Member's Equity was inadvertently omitted and is now attached.*

<u>Exhibit 5.1 Marketing Materials</u>

11.   We note your response to comment 23 of our comment letter dated January 13, 2012. We further note that your response, in the third paragraph, refers to PointView Capital, Inc. Please revise all marketing materials to indicate that the relevant company is Oriel Capital Partners, LLC. *Marketing materials have been revised accordingly.*

12.   Please advise us as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A. *All marketing materials that have been submitted for review will be printed advertisements and none are sales materials that will be accompanied with or preceded by a final offering circular.*

13.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

  ▢ **The name of the issuer of the security;**
  ▢ **The title of the security, the amount being offered and the per unit offering**
  ▢ **price to the public;**
  ▢ **The general type of the issuer's business; and**
  ▢ **A brief statement as to the general character and location of its property.**

  For example, the title of the security could read "Unsecured 4.135% notes maturity of 2 years" and should contain no promotional language. Also the general type of the issuer's business should disclose that the company has no operations and owns no properties. *The marketing materials have been revised accordingly.*

  In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

  Very Truly Yours,

  Ronald Tealer

  */s/ Ronald Tealer*_____
  CEO